UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
PE. 3-4-07

March 19, 2007

MAR 2 0 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2007

Re: Ford Motor Company
Incoming letter dated March 4, 2007

Dear Mr. Wilson:

This is in response to your letter dated March 4, 2007, which we received on March 6, 2007, concerning the shareholder proposal you submitted to Ford. On February 28, 2007, we issued our response expressing our informal view that Ford could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

07050020

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

37996

March 04, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I, yet once again, urge you to notify Ford Motor Company (Ford) that they should include my proposal in the 2007 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine Ford Motor Company the fullest amount that the law allows if they do omit my proposal. Ford Motor Companies last letter, erroneously dated January 19, 2007, as it notes my letter dated 16FEB2007, to you (Att O), continues to follow a circular argument that is irrelevant to the issue that my stockholder proposal discusses.

Joe Lieberman has said that "he was reading *America Alone* by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from it is the power of demographics, in Europe particularly," Lieberman said. "But the other part is a kind of confirmation of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist...We Americans will have ultimate responsibility for stopping this expansionism."[1]

I would, and have, suggested, that ceasing to procure oil from the radical Islamist nations in the Middle East would be a great start to Liebermann's statement.

U. S. Senator Carl Levin has responded to me that yes, he will read Mark Steyn's book, *America Alone*.

Michigan State Representative Robertson and Michigan State Senator Cherry have both stated to me that they will review Mark Steyn's book and the documentation in my edited books, *AMERABIA* and *Islam-Beliefs and impact.*

Michigan RNC Chairman, Mr. Saul Anuzis, is considering the information in my two edited books.

National RNC Chairman, Mr. Ken Mehlman, and his successor, Mr. Robert "Mike" Duncan, have reviewed and are reviewing, respectively, the information in the two books I have edited.

I continue to be disappointed that Ford is unwilling to consider my information, regardless of its relationship to any stockholder proposal, for this is information on a likely future for the United States, and is accurate knowledge with the appropriate derived opinions. Even if you disagree with the opinions, the facts and documentation are accurate, and there will be enormous problems in the future, even if I have not chosen the correct aspects for the problems to manifest themselves.

If it is good enough for the Senators, State Senator and Representative, and RNC Chairs to read, in part or in whole, why is Ford so reluctant?

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." (2)

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda " [3]

The authors of the preceding article are pegging there hopes on the moderation of the 83 year old king. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten-thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamanei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

Fords role in providing our oil money is writ large. Does Ford want to continue to write its role in the same direction, and write it even larger?

As I have stated, Ford is not responsible for the fact that the oil is under some of the most heinous regimes ever known to mankind. Knowing that it is and what they are using our money for, why would Ford want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda ½ million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de-funding them, by removing their source of money, i.e. our oil money?

When Iran gets its Nuclear bombs, and has its ICBMs, it will use them. The leader of Iran, Ayatollah Khamenei, has stated that losing ½ of the population of Iran to destroy Israel, which they could do with one bomb, would be a small price to pay. Without our oil money, Iran could not afford its nuclear program or its ICBM program, which, in its next iteration, will be able to reach the Eastern coast of the USA. Would they be willing to exchange Teheran for Washington or New York? What price would we be willing to pay to help ensure that the choice would be one they, and we, will never have to make because they don't have enough money to continue their programs?

Attached is an article by Mark Steyn, "Life is Not a bumper Sticker" (ATT.Q) which covers his experiences speaking with people who were unwilling to learn. I would hope that Ford, as a vital American company, fighting for its corporate life, would be willing to learn, and that the knowledge that I have provided is included in its future actions. Yes, Ford can make lots of money selling great vehicles that get great mileage, and yes, it can also continue to ensure that our oil money will support the terrorist for many years to come by ignoring this information and the real effects our oil money is having on the lives, and deaths, of our young men and women in uniform.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."[4]

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." [5]

A more complete selection of John Quincy Adams' writing is included in the AMERABIA book and CD, under Tab O.

I would hope that Ford would proudly join me in standing by these two giants in our history.

I do stand by everything I have written and included as attachments in this and my prior letters. I could provide approximately three times as much information on CD if desired that would further support my case, and my bibliography has been included in the previous information made available to Ford for them to purchase and read for themselves.

I once again hope that the SEC is reviewing the information I have provided, and am providing with this rebuttal. Knowledge allows correct decisions to be made. Knowledge is gold: ignorance is an excuse no person should have on a subject this important.

I would hope that the SEC, even if Ford cannot, can see the difference between the National Resources Defense Council (NRDC) and al-Qaeda, and between Robert F. Kennedy, Jr. of the NRDC and Osama bin-Ladin. Ford's legal arguments are completely circular, inconsequential, and irrelevant to the issue being disputed.

Once Again, I request that the SEC fine Ford the maximum allowable by law if they do not consider my proposal, and if then they do not place it in their proxy material for consideration by all stockholders if they do not adopt it.

Regards,

Fredrick P. Wilson

(1) NewsMax.com, Friday, 23FEB2007 – "Lieberman Warns Democrats: I May Join GOP"
(2 Interview by Amy Goodman 07JUN2006 "Thomas Friedman on "Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'") http://members.aol.com/gopbias/Petropolitics.html
(3) The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi
(4) The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green & Co., 1899).
(5) "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

PS - Attached is the article "Unveiled Women and 'Uncovered Meat'" (Att. P). I had erroneously thought I had previously included in support of a previous letter.

ATT: O) Letter dated erroneously January 19, 2007, probably should have been dated 20FEB2007, from Ford, Peter J. Sherry,Jr. to the SEC – 2 pages
P) "Life Is Not a Bumper Sticker" by Mark Steyn – National Review 5MAR07 — 3 pages
Q) "Unveiled Women and'Uncovered Meat'" by Robert Spencer, Human Events – 02NOV2006 — 2 pages

CC: William C. Ford, Jr. – Chairman, Ford
CC: Jerome F. Zaremba - Office of the General Counsel, Ford
CC: Peter J. Sherry, Jr. Office of the Secretary, Ford

ATT. O

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letters dated February 16, 2007 and January 15, 2007, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007 and Ford's letter of January 19, 2007, regarding the Proponent's shareholder proposal recommending that Ford's Board of Directors direct the Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the Company's new vehicles and that a report be made available to shareholders within six months following the annual meeting (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We have no desire to take more of the Staff's time in addressing the points raised by the Proponent, which we consider to be irrelevant to the Staff's analysis. We do not believe that the Proponent has raised any new persuasive arguments that would lead to the denial of the Company's No-Action Request.

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007 and its letter of January 19, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because proposals dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials two times within the preceding 5 calendar years and received less than 6% of the vote on its last submission in 2006.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Fredrick P. Wilson (via Federal Express)

MARK STEYN

Life Is Not a Bumper Sticker

National Review, March 5, 2007 Edition (Happy Warrior)

I have the most professional publishers I've ever had. Regnery, that is. They're in the business of shifting product in large quantity, and to that end they've had me staggering from one radio or TV interview to another for months on end, plugging my book on the dangerously enfeebled state of Western civilization. Mostly to the usual suspects, I have to admit: Fox, right-wing talk radio, and so on. But a few weeks ago I suggested to my publicist that, much as I enjoyed taking calls that began, "Your book is the best book I've read in my entire adult life," I wouldn't mind doing a few shows from the other side, down the NPR-PBS end of things.

My publicist pursed her lips. "We could book you on those shows," she said. "But I'm not sure it's a good idea."

"Don't worry, I can handle it," I insisted. "It'll keep me sharp, on my toes, thinking on my feet, responding vigorously to hostile questioning."

"I didn't mean that," she said. "I meant going on those shows doesn't sell a lot of books." As she sees it, your nutso right-wing author does ten minutes on WZZZ Hate-Talk AM at three in the morning and the local Borders sells out the next day. Whereas he's interviewed for an hour by Terry Gross on NPR and it sends precisely two listeners out to their bookstore, and only to buy that Andrew Sullivan doorstopper on everything that's gone wrong with conservatism.

"It's not about sales," I protested. "What profiteth it a man if he maketh a gazillion bucks but loseth hith entire thivilithathion?" As she wiped the Niagara of saliva off her face, I explained that we can't keep preaching to the choir, we've got to try to persuade folks of the merits of the case, etc. Well, she promised to do her best, and so I've found myself taking the first tentative steps into the hostile territory of various public-radio shows.

And a bit dispiriting it is, too. I don't mind the conspiracy guys and the all-about-oil obsessives. That's all good fun. But what befuddles me are the callers who aren't foaming and partisan but speak in almost eerily calm voices, like patient kindergarten teachers, and say things like "I find it very offensive that your guest can use language that's so hierarchical" — i.e., repressive Muslim dictatorships are worse than pluralist Western democracies — and "We are confronting violence with violence, when what we need is nonviolent conflict resolution that's binding on all sides" — i.e. . . . well, i.e., whatever.



Fortunate in his enemies
KPA/Zuma

Half the time these assertions are such enervated soft-focus blurs of passivity, there's nothing solid enough to latch on to and respond to. But when, as they often do, they cite Martin Luther King or Mahatma Gandhi, I point out that we're not always so fortunate as to find ourselves up against such relatively benign enemies as British imperial administrators or even American racist rednecks. King and Gandhi's strategies would not have been effective against fellows who gun down classrooms of Russian schoolchildren, or self-detonate at Muslim weddings in Amman, or behead you live on camera and then release it as a snuff video, or assassinate politicians and as they're dying fall to the ground and drink their blood off the marble. Come to that, King and Gandhi's strategies would not have been effective against the prominent British Muslim who in a recent debate at Trinity College, Dublin, announced that the Prophet Muhammad's message to infidels was "I come to slaughter all of you." Good luck with the binding nonviolent conflict resolution there.

And at that point there's usually a pause and the caller says something like "Well, that's all the more reason why we need to be even more committed to nonviolence." Or as a lady named Kay put it: "We have a lot of work to do then so that some day a long way down the road they won't want to slaughter us."

There may, indeed, come a day when they won't want to slaughter us, but it may be because by that day there's none of us left to slaughter. She had just told me that "we're all in this together. I don't care if you're Jewish, Christian, Muslim, Buddhist." Good for you. Unfortunately, they *do* care. In Gaza, in Sudan, in Kashmir, in southern Thailand, they care very much. But the great advantage of cultural relativism is that it absolves you of the need to know anything. For if everything's of equal value, why bother learning about any of the differences?

On the whole I prefer those Americans who tune out the foreign-policy bores for wall-to-wall Anna Nicole Smith coverage: At least they've got an interest — ask them about the latest scoop on the identity of the father of her child and they'll bring you up to speed. By contrast, a large number of elite Americans are just as parochial and indifferent to the currents of the age; the only difference is that they choose to trumpet it as a moral virtue. And you can't avoid the suspicion that, far from having "a lot of work to do," a lot of us are heavily invested in a belief in "pacifism" because it involves doing no work at all — apart from bending down once every couple of years and slapping the "CO-EXIST" bumper sticker on your new car.

Or as I said somewhat tetchily to one caller, "Life isn't a bumper sticker." Which, come to think of it, would make rather a good bumper sticker.

Unveiled Women and 'Uncovered Meat'

by Robert Spencer
Posted Nov 02, 2006

The Mufti of Australia, Sheikh Taj al-Din al-Hilali, has gained international attention this week by saying that women are generally at fault if they are raped. He explained that rape is "90 percent the woman's responsibility….If you take uncovered meat and put it on the street, on the pavement, in a garden, in a park, or in the backyard, without a cover and the cats eat it, then whose fault will it be, the cats, or the uncovered meat's? The uncovered meat is the disaster….If the woman is in her boudoir, in her house and if she's wearing the veil and if she shows modesty, disasters don't happen."

In the uproar that followed, Muslim leaders in Australia and elsewhere distanced themselves from Al-Hilali. Ali Roude of the New South Wales Islamic Council declared that Al-Hilali had "failed both himself and the Muslim community." Al-Hilali also had defenders. Abduljalil Sajid of the Muslim Council of Britain said that al-Hilali's remarks had been taken out of context, and affirmed that "loose women like prostitutes" encourage immorality in men.

It was also surprising that Al-Hilali's remarks generated any uproar at all. After all, the idea that a woman is responsible if she is raped did not originate with him, and this was not the first time it has been enunciated in the West. One notorious example occurred in September 2004 in Denmark, when the mufti Shahid Mehdi of the Islamic Cultural Center in Copenhagen said on the Danish television program "Talk to Gode" that women who venture outside without a hijab are "asking for rape."

Australian Muslim moderate leader Tanveer Ahmed acknowledged that "what Hilali says is consistent with a strict, conservative interpretation of Islam….As long as Muslims view their religion as sitting above history and culture -- with the Koran as the literal word of God, which in their view makes Islam undebatable -- there will always be Hilalis who can point to certain texts and argue for a social and legal structure consistent with 7th-century Arabia….This is a man who knows the Koran in intimate detail and his views are consistent with a strict reading of the Muslim holy book."

They are also, unfortunately, consistent with the example of Muhammad, Islam's prophet, as I show in my book "The Truth About Muhammad." The Koran tells men: "And all married women (are forbidden unto you) save those (captives) whom your right hands possess" (4:24) -- that is, slave girls who are considered the spoils of war. All too often in Western countries, particularly in Europe's restive Muslim enclaves, young Muslim men have understood this as permitting the rape of non-Muslim women who venture out uncovered -- in accord with Shahid Mehdi's statement.

What's more, in traditional Islamic law rape cannot be established except by the testimony of four male witnesses who saw the act, as stipulated by Koran 24:4 and 24:13. Consequently, it is even today virtually impossible to prove rape in lands that follow the dictates of the Sharia. Unscrupulous men can commit rape with impunity: as long as they deny the charge and there are no witnesses, they get off scot-free, because the victim's account is inadmissible. Even worse, if a woman accuses a man of rape, she may end up incriminating herself. If the required male witnesses can't be found, the victim's charge of rape becomes an admission of adultery. That accounts for the grim fact that as many as seventy-five percent of the women in prison in Pakistan are, in fact, behind bars for the crime of being a victim of rape.

In light of all this, al-Hilali's remarks should not be surprising -- but they should cause concern. For they illustrate the fact that the clash of civilizations isn't just taking place where the warriors of jihad are fighting today. It is right at home, in Western countries where our deeply-held cultural values are being subjected to an increasingly forthright and assertive challenge. If we do not defend them now, it is those who agree with Sheikh al-Hilali who will determine the mores of the future.

END